SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34769 ; File No. 812-15388

Monroe Capital Corporation, et al.

December 8, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Monroe Capital Corporation, Monroe Capital Income Plus Corporation, Monroe Capital BDC Advisors, LLC, Monroe Capital Management Advisors, LLC, Monroe Capital Asset Management LLC, Monroe Capital Management LLC, Monroe Capital CLO Manager LLC, Monroe Capital CLO Manager II LLC, Monroe Capital Partners Fund Advisors, Inc., Monroe Capital Partners Fund II Advisors, Inc., MRCC Holding Company I, LLC, MRCC Holding Company II, LLC, MRCC Holding Company III, LLC, MRCC Holding Company IV, LLC, MRCC Holding Company V, LLC, MRCC Holding Company VI, LLC, MRCC Holding Company VII, LLC, MRCC Holding Company VIII, LLC, MRCC Holding Company IX, LLC, MRCC Holding Company X, LLC, MRCC Holding Company XI, LLC, MRCC Holding

Company XII, LLC, MRCC Holding Company XIII, LLC, MRCC Holding Company XIV, LLC, MRCC Holding Company XV, LLC, MRCC Holding Company XVI, LLC, MRCC Holding Company XVII, LLC, MRCC Holding Company XVIII, LLC, MRCC Holding Company XIX, LLC, MRCC Holding Company XX, LLC, MC Income Plus Financing SPV LLC, Monroe Capital Income Plus ABS Funding, LLC, MCIP Holding Company I, LLC, MCIP Holding Company II, LLC, MCIP Holding Company III, LLC, MCIP Holding Company IV, LLC, MCIP Holding Company V, LLC, MCIP Holding Company VI, LLC, MCIP Holding Company VII, LLC, MCIP Holding Company VIII, LLC, MCIP Holding Company IX, LLC, MCIP Holding Company X, LLC, MCIP Holding Company XI, LLC, MCIP Holding Company XII, LLC, MCIP Holding Company XIII, LLC, MCIP Holding Company XIV, LLC, MCIP Holding Company XV, LLC, MCIP Holding Company XVI, LLC, MCIP Holding Company XVII, LLC, MCIP Holding Company XVIII, LLC, Monroe (NP) U.S. Private Debt Fund LP, Monroe Capital Fund SCSp SICAV-RAIF - Private Credit Fund (Marsupial), Monroe Capital Fund SCSp SICAV RAIF-Private Credit Fund III, Monroe Capital Fund SCSp SICAV RAIF-Private Credit Fund III (Unleveraged), Monroe Capital CLO 2014-1. Ltd., Monroe Capital MML CLO 2016-1, Ltd., Monroe Capital MMML CLO 2017-1, Ltd., Monroe Capital MML CLO VI, Ltd., Monroe Capital MMML CLO VII, Ltd., Monroe Capital MML CLO VIII, Ltd., Monroe Capital MML CLO IX, Ltd., Monroe Capital MML CLO X, LLC, Monroe Capital MML CLO XI, Ltd., Monroe Capital MML CLO XII, Ltd., Monroe Capital MML CLO XIII, LLC, Monroe Capital MML CLO XIV, Ltd., Monroe Capital MML CLO XV, Ltd., Monroe Capital Opportunistic Private Credit Master Fund SCSp, Monroe Capital Opportunistic II Private Credit Master Fund SCSp SICAV-RAIF, Monroe Capital Partners Fund II, LP, Monroe Capital Partners Fund, L.P., Monroe Capital Private Credit Fund 559 LP, Monroe Capital Private Credit

Fund I LP, Monroe Capital Private Credit Fund II (Unleveraged Offshore) LP, Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP, Monroe Capital Private Credit Fund II (Unleveraged) LP, Monroe Capital Private Credit Fund II LP, Monroe Capital Private Credit Fund III (Unleveraged) LP, Monroe Capital Private Credit Fund III LP, Monroe Capital Private Credit Fund L LP, Monroe Capital Private Credit Fund VT LP, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp, Monroe Capital Private Credit Master Fund IV SCSp, Monroe Capital Private Credit STARR (Unleveraged) Master Fund 1 LP, Monroe Capital Private Credit STARR Fund 1 LP, Monroe Capital Private Credit Versailles Master Fund SCSp SICAV-RAIF, Monroe Opportunistic Fund GG, LLC, Monroe Private Credit Fund A LP, Monroe FCM Direct Loan Fund, LP, Monroe Capital Fund O, LLC, Monroe Capital Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., Panther Lender MRCC BDC, LLC, Panther Lender MCIP BDC LLC.

Filing Dates: The application was filed on September 26, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on January 3, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Theodore Koenig at tkoenig@monroecap.com. Steven B. Boehm, Esq., Stephani Hildebrandt, Esq., and Anne G. Oberndorf, Esq., Eversheds Sutherland (US) LLP, at anneoberndorf@eversheds-sutherland.us.

FOR FURTHER INFORMATION CONTACT: Bruce R. MacNeil, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated September 26, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary